Writer's Direct Line: 858-720-8942
March 31, 2009	jhentrich@sheppardmullin.com

VIA ELECTRONIC MAIL

Celeste Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

    Re:
    Bridgepoint Education, Inc.
    Response to Comment Letter Dated March 31, 2009
    File No. 333-156408

Dear Ms. Murphy:

        On behalf of Bridgepoint Education, Inc. (the "Company"), we are responding to the comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated March 31, 2009. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Settlement of stockholder dispute, page 52

1.
We note your disclosure on page 52 that you have agreed to issue an aggregate of 3,195,455 shares of common stock in exchange for a general release of claims against you. We also note your disclosure on page II-2 that such securities were offered and sold in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D. Please provide an analysis as to why the offer and sale of securities to certain holders and the current offers to other holders pursuant to your private placement should not be integrated into your current public offering.

  Response:    The Company believes that the private placement should not be integrated into its current public offering, because the registration statement did not serve as a general solicitation for the offer and sale of securities in the private placement.

  This position is based on the Commission's integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007), which sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The Commission's guidance focuses on how the investors in the private offering are solicited—whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement, the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Under those circumstances, there would be no integration of the private offering with the public offering.

  The shares offered and sold in the private placement will be issued to certain stockholders of the Company in exchange for a general release of claims against the Company related primarily to actions taken by the Company in 2005 and 2006. As current stockholders, the individuals or entities receiving shares of the Company have a substantive pre-existing relationship with the Company. The claims were raised by an attorney representing seven of the 16 persons who either held common stock in the Company on July 27, 2005, or are transferees of such stockholders. The other nine stockholders were initially unaware of the dispute. The Company reached a settlement with the attorney and an individual who acted as a representative for two of the seven claimants towards the end of the settlement process. The Company signed a binding Settlement Agreement with the seven claimants as of March 29, 2009. The Company agreed to issue shares to persons who held common stock in the Company as of July 27, 2005 (or their transferees, as applicable), and to make cash payments to persons who held warrants in the Company as of such date, provided that they became parties to the Settlement Agreement.

  The Company agreed to make the terms of the settlement available to nine persons who held common stock as of July 27, 2005 (or their transferees, as applicable), and to 27 persons who held warrants in the Company as of that date and who were not included in the seven-person group that initiated the dispute and signed the Settlement Agreement. Only the nine stockholders are eligible to participate in the private placement of shares. On March 30, 2009, the Company sent a FedEx package to each of these persons containing a copy of the Settlement Agreement, an explanatory cover letter and two documents by which they may elect to participate in the settlement by becoming parties to the Settlement Agreement.

  As the registration statement did not serve as a general solicitation for the offer and sale of securities to the seven initial claimants and the nine other persons who may participate in the private placement, the Company believes that the private placement should not be integrated into its current public offering.

2.
We note your disclosure on page 53 that you are notifying other holders of common stock and other holders of warrants to purchase shares of common stock regarding the claims, the settlement terms and their ability to participate in the settlement. Please describe for us these communications and provide copies of such notifications and any other additional materials sent to these holders.

  Response:    On March 30, 2009, the Company sent a FedEx package to the persons who held common stock or warrants in the Company as of July 27, 2005 (and their transferees) who were not among the seven initial claimants who signed the Settlement Agreement. The package contained a copy of the Settlement Agreement, an explanatory cover letter and two documents by which the stockholders may elect to participate in the settlement by becoming parties to the Settlement Agreement. No other materials have been provided to these parties. A complete copy of the materials provided in the package was sent to you by facsimile earlier today. (Please note that the explanatory cover letter and the two documents, referred to above, are subject to a confidential treatment request, dated the date hereof, by the Company made pursuant to the provisions of 17 C.F.R. §200.83.)

  Nine persons in the group to whom these materials were sent either held common stock of the Company as of July 27, 2005, or are transferees of such holders, and are eligible to receive shares in the private placement if they become parties to the Settlement Agreement. The other 27 persons who received these materials held warrants in the Company as of July 27, 2005, and are eligible to receive cash payments, but not shares, if they become parties to the Settlement Agreement.

        Questions or comments regarding any matters with respect to the letter or Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

W02-WEST:6JH2\401459547.1
Enclosures

cc:
Andrew S. Clark
Daniel J. Devine
Kris F. Heinzelman, Esq.
Robert L. Wernli Jr., Esq.